As filed with the Securities and Exchange Commission on November 16, 2007
Registration No. 333-147287
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form F-9
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE THOMSON CORPORATION
(Exact name of Registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	2741 (Primary Standard Industrial Classification Code Number (if applicable))	98-0176673 (I.R.S. Employer Identification Number (if applicable))

Metro Center, One Station Place
Stamford, Connecticut 06902
(203) 539-8000
(Address and telephone number of
Registrant’s principal executive offices)

Thomson Holdings Inc.
Attn: Deirdre Stanley, Esq.
Metro Center, One Station Place
Stamford, Connecticut 06902
(203) 539-8000
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Copy to:

Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017-3142

Approximate date of commencement of proposed sale of the securities to the public:  From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐	upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)

B. ☑	at some future date (check the appropriate box below):

1. ☐ pursuant to Rule 467(b) on (          ) at (          ) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☑	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐ after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from The Thomson Corporation, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States (telephone: 203-539-8000), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from The Thomson Corporation, Attention: Investor Relations Department at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 16, 2007
The Thomson Corporation
US$3,000,000,000

Debt Securities
(unsecured)
We may from time to time offer and issue one or more series of unsecured debt securities, which we refer to as Debt Securities, in an aggregate principal amount of up to US$3,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$3,000,000,000 (or the equivalent in other currencies), during the 25 month period that this short form base shelf prospectus, including any amendments hereto, remains valid.
We will provide the specific terms of the Debt Securities in respect of which this prospectus is being delivered in applicable prospectus supplements and may include, where applicable, the specific designation, aggregate principal amount, currency, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at our option or the option of the holder and any other specific terms. You should read this prospectus and any applicable prospectus supplements carefully before you invest. Debt Securities may consist of debentures, notes or other types of debt and may be issuable in series.
All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution of the Debt Securities to which the prospectus supplement pertains.
Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1, Canada. Our principal executive office in the United States is Metro Center, One Station Place, Stamford, Connecticut 06902, United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY AND ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We currently prepare our financial statements in accordance with Canadian generally accepted accounting principles, and our financial statements are subject to Canadian generally accepted auditing standards and Canadian and U.S. securities regulatory auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.
Owning the Debt Securities may have tax consequences in both the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion in this prospectus and any applicable prospectus supplement.
Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this prospectus are residents of Canada and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.
Unless otherwise specified in an applicable prospectus supplement, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which these Debt Securities may be sold and purchasers may not be able to resell Debt Securities purchased under this prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation. See “Risk Factors.”

ABOUT THIS PROSPECTUS

In this prospectus and any prospectus supplement, the words “we,” “us,” “our” and “our company” and other similar words are references to The Thomson Corporation and its consolidated subsidiaries, except as set forth in the section of this prospectus entitled “Description of Debt Securities” or unless the context requires otherwise. All references in this prospectus and any prospectus supplement to “$” or “US$” are to U.S. dollars and “C$” are to Canadian dollars. All references in this prospectus and any prospectus supplement to “£” are to British pounds sterling.

This prospectus is part of a registration statement on Form F-9 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission, or SEC. Under this “shelf” registration process, we may, from time to time, sell any combination of Debt Securities in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to our company and the Debt Securities.

We currently prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differs from U.S. generally accepted accounting principles, or U.S. GAAP. Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes of our audited comparative consolidated financial statements for a discussion of the principal differences between our financial results calculated under Canadian GAAP and U.S. GAAP (and the corresponding notes for subsequent years). Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with Canadian GAAP.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from The Thomson Corporation, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut, 06902, United States (telephone: 203-539-8000). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from The Thomson Corporation, Attention: Investor Relations Department, at the above-mentioned address and telephone number.

You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, file and furnish reports and other information with the SEC.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services.

You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us should also be available for inspection at the offices of the Toronto Stock Exchange and the New York Stock Exchange. Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with or furnish to the SEC and the securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 that we have filed with, or furnished to, the SEC in connection with the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this prospectus:

•	our audited comparative consolidated financial statements for the year ended December 31, 2006, and the accompanying auditors’ report thereon;

•	our management’s discussion and analysis for the year ended December 31, 2006;

•	our management information circular dated March 15, 2007 relating to our annual and special meeting of shareholders held on May 2, 2007;

•	our management information circular dated March 17, 2006 relating to our annual and special meeting of shareholders held on May 3, 2006;

•	our annual information form dated March 1, 2007 for the year ended December 31, 2006;

•	our unaudited comparative consolidated financial statements for the nine months ended September 30, 2007;

•	our management’s discussion and analysis for the nine months ended September 30, 2007; and

•	our material change report filed May 23, 2007 (which we amended on September 27, 2007) regarding our proposed acquisition of Reuters Group PLC, or Reuters.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not need state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any documents of the type referred to above (excluding confidential material change reports, if any), all updated interest coverage ratio information, any business acquisition reports as well as all prospectus supplements disclosing additional or updated information that we file with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution of Debt Securities shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

When we file a new annual information form and the related audited comparative consolidated financial statements with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form, the previous audited comparative consolidated financial statements and all unaudited comparative consolidated financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

A prospectus supplement containing the specific terms of any Debt Securities will be delivered, together with this prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Debt Securities to which such prospectus supplement pertains.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included and incorporated by reference in this prospectus constitute forward-looking statements. When used in this prospectus or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “may” and “should” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

•	actions of our competitors;

•	our failure to fully derive anticipated benefits from our acquisitions or complete dispositions;

•	failures or disruptions of our electronic delivery systems or the Internet;

•	our failure to meet the special challenges involved in expansion of our operations outside North America;

•	the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

•	our failure to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets;

•	increased accessibility by our customers to free or relatively inexpensive information sources;

•	our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

•	changes in the general economy;

•	our failure to recruit and retain high quality management and key employees;

•	increased self-sufficiency of our customers;

•	inadequate protection of our intellectual property rights;

•	actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited, or Woodbridge;

•	our failure to realize the anticipated savings and operating efficiencies from the THOMSONplus initiative;

•	an increase in our effective income tax rate; and

•	impairment of our goodwill and identifiable intangible assets.

These factors and other risk factors described herein, including under the sections of this prospectus entitled “Risk Factors” and “Proposed Acquisition of Reuters Group PLC — Risks Relating to the Reuters Transaction,” and in some of the documents incorporated by reference in this prospectus represent risks that our management believes are material. Other factors not presently known to us or that we presently believe are not material could also cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form for the year ended December 31, 2006, which is contained in our annual report on Form 40-F for the year ended December 31, 2006, and the other documents incorporated by reference herein.

RISK FACTORS

Investing in the Debt Securities is subject to certain risks. Before purchasing Debt Securities, you should consider carefully the risk factors set forth below, those under the heading “Proposed Acquisition of Reuters Group PLC — Risks Relating to the Reuters Transaction” of this prospectus and those under the heading “Risk Factors” in our annual information form, which is contained in our annual report on Form 40-F for the year ended December 31, 2006 (and our annual information forms for subsequent years), as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in the applicable prospectus supplement. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operation or the value of the Debt Securities could be adversely affected.

Fluctuations in exchange rates could give rise to foreign currency exposure.

Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than the local currency. Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit ratings assigned to Debt Securities may change.

We cannot assure you that any credit rating assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

There may not be a trading market for the Debt Securities.

There is currently no market through which the Debt Securities may be sold. We cannot assure you that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

The Debt Securities will be subordinated to creditors of our subsidiaries.

We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

We have made only limited covenants in the trust indenture governing the Debt Securities and these limited covenants may not protect your investment.

The trust indenture governing the Debt Securities does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the Debt Securities in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the Debt Securities;

•	restrict our ability to repurchase our common shares;

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the Debt Securities; or

•	necessarily afford holders of Debt Securities protection should we be involved in a transaction that significantly increases our leverage.

The trust indenture governing the Debt Securities contains only limited protections in the event of many types of transactions that we could engage in, including acquisitions, refinancings, recapitalizations or restructurings that could substantially affect our capital structure and the value of the Debt Securities. If any such transaction should occur, the value of your Debt Securities may decline.

THE THOMSON CORPORATION

The Thomson Corporation was incorporated under the Business Corporations Act (Ontario), Canada by articles of incorporation dated December 28, 1977. We restated our articles on February 28, 2005. Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Center, Toronto, Ontario, M5K 1A1, Canada. Our principal executive office is at Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

We are one of the world’s leading information services providers. We currently organize our operations in five segments that are structured on the basis of the customers they serve:

•	Thomson Legal — a leading provider of workflow solutions to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Thomson CompuMark, Thomson Elite, FindLaw, LIVEDGAR and Sweet & Maxwell;

•	Thomson Financial — a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, wealth management and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, Datastream, First Call, I/B/E/S, Investext, SDC Platinum, StreetEvents, Thomson Transaction Services and TradeWeb;

•	Thomson Tax & Accounting — a leading provider of integrated information and workflow solutions for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA;

•	Thomson Scientific — a leading provider of information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, MicroPatent, Thomson Pharma, Web of Science and ISI Web of Knowledge; and

•	Thomson Healthcare — a leading provider of information and services to physicians and other professionals in the healthcare, corporate and government marketplaces. Major businesses and information solutions include Medstat, Micromedex, PDR (Physicians’ Desk Reference) and Solucient.

We expect to restructure our business segments following our acquisition of Reuters, described below.

PROPOSED ACQUISITION OF REUTERS GROUP PLC

General

In May 2007, we agreed to acquire Reuters and to combine the two companies’ businesses through a dual listed company, or DLC, structure. The transaction is subject to receipt of required regulatory, shareholder and court approvals and other customary closing conditions. After the proposed transaction closes, the combined business will be called Thomson-Reuters. The parent companies of the combined business will be The Thomson Corporation, an Ontario corporation, which will be renamed Thomson-Reuters Corporation, and Thomson-Reuters PLC, a United Kingdom company. The combined Thomson Financial unit and Reuters financial and media businesses will be called Reuters. Our existing professional businesses — Legal, Tax & Accounting, Scientific and Healthcare — will together be known as Thomson-Reuters Professional.

Under the DLC structure, the two parent companies will be separate legal entities but will be managed and operated as if they were a single economic enterprise. As a result of the DLC structure, shareholders of the two parent companies will effectively have an interest in the combined business and will have entitlements to cash dividends, capital distributions and voting rights that are comparable to those they would have if they were holding shares of a single company. The DLC structure will be accomplished through contractual arrangements between the two parent companies and provisions in each parent company’s organizational documents. The boards of the two parent companies will be identical and the combined business will be managed by a single senior executive management team. To give effect to the DLC structure, we have agreed with Reuters that on closing the two parent companies will enter into reciprocal deeds of guarantee pursuant to which they will each agree for the benefit of third party creditors to guarantee contractual obligations of the other including, in the case of the deed of guarantee to be entered into by Thomson-Reuters PLC, obligations of our company under the Debt Securities.

For more information about the transaction, please see the documents incorporated by reference in this prospectus, including our management’s discussion and analysis for the nine months ended September 30, 2007 and our material change report dated May 23, 2007 (which we amended on September 27, 2007).

Information Regarding Reuters

Reuters is subject to the information requirements of the Exchange Act and, in accordance with the Exchange Act, files reports and other information with the SEC. You may read or obtain copies, at a fee, of any document Reuters files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Reuters’ filings are also electronically available from EDGAR, as well as from commercial document retrieval services. Reuters’ filings are not a part hereof or incorporated herein by reference.

In certain of the documents incorporated reference in this prospectus, we have provided summary information regarding Reuters’ business and financial results. That information is derived from reports and other information filed by Reuters with the SEC. We make no representation or warranty as to the accuracy or completeness of reports filed by Reuters with the SEC, information published by Reuters on its website or in any other format, information about Reuters obtained from any other source or the information regarding Reuters included in any documents incorporated by reference in this prospectus.

Risks Relating to the Reuters Transaction

There are a number of risks and uncertainties associated with the proposed Reuters transaction, including the following:

•	the transaction is subject to various regulatory approvals and the fulfillment of certain conditions, including the approval of our and Reuters’ shareholders and court approvals in Ontario, Canada and England, and there can be no assurance that any such approvals will be obtained, that these conditions will be met or waived or that we will be able to successfully consummate the proposed transaction as currently contemplated or at all;

•	as a condition to providing required regulatory approvals, governmental authorities may require divestiture of certain of our or Reuters’ assets or seek to impose restrictive conditions on the operations of the combined businesses;

•	we may not be able to achieve the anticipated operating synergies, cost savings and other benefits of the transaction; and

•	our company’s and Reuters’ ability to attract new employees and retain existing employees may be harmed by the uncertainty associated with the transaction.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement that accompanies this prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds and we will use them for general corporate purposes including to repay existing indebtedness. We may invest funds that we do not immediately use in short-term marketable securities. We may from time to time issue Debt Securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

INTEREST COVERAGE

After giving effect to our issuance on October 2, 2007 of US$800 million aggregate principal amount of 5.70% notes due 2014 and the use of the net proceeds from that offering, as if such offering occurred at the beginning of each period, the pro forma interest, including these new notes and other long-term and short-term debt for the 12 months ended December 31, 2006 and September 30, 2007, would amount to US$249 million and US$247 million, respectively, for each such period. Our consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2006 were US$1,576 million which is 6.3 times the pro forma annualized interest for that period, and for the 12 months ended September 30, 2007 were US$5,415 million, which is 21.9 times the annualized pro forma interest for that period.

Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2006 were US$1,279 million, which is 5.2 times the pro forma annualized interest for that period, and for the 12 months ended September 30, 2007 were US$1,406 million, which is 5.8 times the pro forma annualized interest for that period.

These coverage ratios do not give effect to the issuance of Debt Securities that may be issued pursuant to this prospectus.

SHARE CAPITAL

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preference shares without par value issuable in series. As of November 14, 2007, 640,907,653 common shares and 6,000,000 Series II cumulative redeemable floating rate preference shares were outstanding.

DESCRIPTION OF DEBT SECURITIES

This section describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Thus, for a description of the terms of a particular series of Debt Securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the Debt Securities contained in this prospectus. In this section, the words “we,” “us,” “our” and “our company” refer only to The Thomson Corporation and not to any of our consolidated subsidiaries.

Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under a trust indenture dated November 20, 2001, as amended and supplemented from time to time, between our company, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. We collectively refer to Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas as the “Trustees” and each Trustee acting in such capacity for a specific series of Debt Securities as a “Trustee.” The trust indenture is subject to the provisions of Trust Indenture Legislation.

This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Debt Securities and the trust indenture, including the definition of certain terms in the trust indenture. It is the trust indenture, and not this summary, that governs the rights of holders of Debt Securities. Capitalized terms that are used in this section and not defined have the meanings assigned to them in the trust indenture. We have defined selected terms at the end of this section. Section references below are to sections of the trust indenture.

General

The trust indenture does not limit the amount of Debt Securities that may be issued under the trust indenture. The trust indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. We may offer no more than US$3,000,000,000 (or the equivalent in non-U.S. Currency) aggregate principal amount of Debt Securities pursuant to this prospectus. The specific terms of any series of Debt Securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following:

•	the specific designation of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities;

•	the date or dates, if any, on which the Debt Securities will mature and the portion (if other than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of Maturity;

•	the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Debt Securities which are in registered form;

•	any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at the option of our company or otherwise;

•	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form;

•	whether the Debt Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

•	the denominations in which any of the Debt Securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

•	each office or agency where the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Debt Securities will or may be payable;

•	any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined;

•	any other terms of the Debt Securities, including covenants and additional Events of Default; and

•	the identity of the Trustee for a particular series of Debt Securities. (Section 301)

The trust indenture also provides that there may be more than one Trustee under the trust indenture, each with respect to one or more different series of Debt Securities. See “— Resignation of Trustee” below for more information. As there is more than one Trustee under the trust indenture, the powers and trust obligations of each Trustee as described in this prospectus shall extend only to the one or more series of Debt Securities for which it is Trustee. The Debt Securities (whether of one or more than one series) for which each Trustee is acting shall in effect be treated as if issued under separate trust indentures. The term “Debt Securities” as used in this prospectus shall mean the one or more series with respect to which each respective Trustee is acting.

Some or all of the Debt Securities may be issued under the trust indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.

The general provisions of the trust indenture do not contain any provisions that would limit the ability of our company to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving our company.

Under the trust indenture, we will have the ability, in addition to the ability to issue Debt Securities with terms different from those of other Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series. (Section 301)

Ranking and Other Indebtedness

The Debt Securities will be unsecured obligations of our company and will rank equally with all other unsecured and unsubordinated obligations of our company.

Form, Denomination, Exchange and Transfer

Debt Securities of a series may be issuable solely as registered Debt Securities issuable in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series. The trust indenture also provides that Debt Securities of a series may be issuable in global form, which we refer to as Global Securities. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

The Debt Securities may be presented for exchange as described above, and Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by our company for such purpose with respect to any series of Debt Securities. No service charge will be made for any transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Debt Securities and may from time to time rescind any such designation. (Section 305) We will be required to maintain a transfer agent in each Place of Payment for such series. (Section 1002)

So long as required by the Business Corporations Act (Ontario), we shall cause to be kept, by our company or a trust corporation registered in Ontario, a central securities register that complies with the requirements of the Business Corporations Act (Ontario). Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the Business Corporations Act (Ontario), the particulars of each issue, exchange or transfer of Debt Securities. Unless otherwise provided for in the case of any series of Debt Securities, the Trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail. (Section 305)

We shall not be required to:

•	issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

•	issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Debt Security not to be so repaid. (Section 305)

Events of Default

The trust indenture provides, with respect to any series of Outstanding Debt Securities thereunder, that the following shall constitute Events of Default:

(i) default in the payment of any interest upon any Debt Security of that series, when the same becomes due and payable, continued for 30 days;

(ii) default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity;

(iii) default in the deposit of any sinking fund or analogous payment when due by the terms of any Debt Security of that series;

(iv) default in the performance, or breach, of any covenant or warranty of our company in the trust indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the trust indenture), continued for 60 days after written notice to our company;

(v) certain events of bankruptcy, insolvency or reorganization; and

(vi) any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)

No Event of Default provided with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Section 501) We are required to file with the Trustee, annually, an Officer’s Certificate as to our compliance with all conditions and covenants under the trust indenture. (Section 1004) The trust indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except payment defaults on the Debt Securities) if it considers it in the best interest of the Holders of Debt Securities to do so. (Section 502)

If an Event of Default listed in clause (i), (ii), (iii), (iv) or (vi) of the second preceding paragraph with respect to Debt Securities of a particular series occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the Outstanding Debt Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Debt Securities then Outstanding may declare the principal amount of all of the Outstanding Debt Securities to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, or of all Outstanding Debt Securities, as the case may be, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such declaration. (Section 503)

Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Debt Securities of any or all series occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the trust indenture at the request, order or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 508) Subject to such provisions for the indemnification of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv) or (vi) above) or the Holders of a majority in principal amount of all Outstanding Debt Securities (with respect to any other remedy, trust or power), as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the trust indenture, or exercising any trust or power conferred on the Trustee. (Section 513)

The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default described in clause (i), (ii), (iii), (iv) or (vi) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Debt Securities may waive any such past default) and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or any interest on any Debt Security, or (b) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 514)

Negative Pledge

The trust indenture provides that, so long as any Debt Securities are Outstanding, we will not:

•	create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or Security Interest, upon any part of any undertaking or assets to secure any of our Debt; or

•	permit any Material Subsidiary to give any Guarantee to secure any of our Debt;

without at the same time or as soon as reasonably practicable thereafter according to the Holders of Debt Securities a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but this covenant will not apply to, or operate to prevent:

(i) any Security Interest for, or any Guarantee by a Material Subsidiary of, any of our Debt, the amount of which, when aggregated with the amount of all other Debt of our company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders’ Equity;

(ii) any Security Interest on (a) any asset (including shares) acquired or held by our company to secure our Debt incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (b) shares of a Subsidiary organized solely to acquire any such asset;

(iii) the assumption by our company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(iv) our company giving a Security Interest (other than on shares or fixed assets) in the ordinary course of our business to any bank or banks or others to secure any Debt of our company that is not a Funded Obligation; or

(v) the extension, renewal or refunding of any Security Interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of our Debt secured by and owing under any such Security Interest at the time of such extension, renewal or refunding. (Section 1007)

Modification and Waiver

Modification and amendment of the trust indenture may be made by our company and the Trustee with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, among other things;

•	change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Debt Security;

•	reduce the principal amount or the rate of interest on or any premium payable on any Debt Security;

•	change any obligation of our company to pay Additional Amounts provided for pursuant to Section 1005 of the trust indenture, with certain exceptions;

•	reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

•	adversely affect any right of repayment at the option of the Holder of any such Debt Security;

•	change the Currency or Place of Payment of principal of, or any premium or interest on, any such Debt Security;

•	reduce the above-stated percentage of Holders of such Outstanding Debt Securities necessary to modify or amend the trust indenture or to consent to any waiver thereunder (including a waiver of certain defaults); or

•	modify the foregoing requirements with certain exceptions. (Section 902)

The Holders of a majority in principal amount of Outstanding Debt Securities affected thereby have the right to waive compliance by our company with certain covenants. (Section 1008)

Our company and the Trustee may modify and amend the trust indenture without the consent of any Holder, for any of the following purposes:

•	to evidence the succession of another Person to our company as obligor under the trust indenture;

•	to add to the covenants of our company for the benefit of the Holders of all or any series of Debt Securities;

•	to add additional Events of Default for the benefit of the Holders of all or any series of Debt Securities;

•	to add, change or eliminate any provisions of the trust indenture, provided that any such addition, change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or any such addition, change or elimination shall not apply to any Outstanding Debt Security;

•	to secure the Debt Securities pursuant to the provisions described above under “— Negative Pledge” and “— Merger, Consolidation or Amalgamation,” or otherwise;

•	to establish the form or terms of Debt Securities of any series;

•	to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the trust indenture by more than one Trustee;

•	to cure any ambiguity, defect or inconsistency in the trust indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

•	to supplement any of the provisions of the trust indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided, however, such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect; or

•	to comply with Trust Indenture Legislation, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect. (Section 901)

The trust indenture provides that in determining whether the Holders of the requisite principal amount of Debt Securities of a series then Outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

•	the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof;

•	the principal amount of a Debt Security denominated in a Currency or Currencies other than U.S. dollars shall be the U.S. dollar equivalent, determined as of the date such Debt Securities were originally issued by our company, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above); and

•	Debt Securities owned by our company or any other obligor or affiliate of our company or such other obligor shall be disregarded and not deemed to be Outstanding. (Section 101)

Merger, Consolidation or Amalgamation

The trust indenture provides that our company may not amalgamate or consolidate with or merge into any other Person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any Person, unless:

•	the Person formed by such consolidation or amalgamation or into which we are merged or the Person which acquires or leases our properties and assets substantially as an entirety is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is in the European Community jurisdiction expressly assumes our obligations on the Debt Securities and under the trust indenture, and

•	certain other conditions are met. (Section 801)

In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of our company would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “— Negative Pledge” above without equally and ratably securing the Debt Securities or unless the Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance. (Section 803)

Discharge, Defeasance and Covenant Defeasance

We may discharge certain obligations to Holders of any series of Debt Securities issued under the trust indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

We may, at our option and at any time, elect to have our obligations discharged with respect to the Outstanding Debt Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities and to have satisfied our other obligations under the trust indenture with respect to such Debt Securities, except for:

•	the rights of Holders of such Outstanding Debt Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due;

•	our obligations with respect to such Debt Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Debt Securities, the replacement of mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency in the applicable Place of Payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to Section 301 of the trust indenture;

•	the rights, powers, trusts, duties and immunities of the Trustee; and

•	the defeasance provisions of the trust indenture.

We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in the trust indenture (including those described under “— Negative Pledge” and “— Merger, Consolidation or Amalgamation” above), and we refer to this as “covenant defeasance,” and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Debt Securities. (Sections 1401, 1402 and 1403)

In order to exercise either defeasance or covenant defeasance:

•	we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Debt Securities, cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any) and interest on such Outstanding Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor in the Currency in which such Debt Securities are then specified as payable at Stated Maturity;

•	in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the trust indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•	in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•	in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax including withholding tax, if any, on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; and

•	we have delivered to the Trustee an Opinion of Counsel to the effect that the deposit referenced in the first bullet above will not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended, and that we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act, on the date of the deposit referred to in the first bullet above or at any time during the period ending on the 91st day after the date of such deposit. (Section 1404)

If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Debt Securities:

•	the Holder of any such Debt Security is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or

•	the Currency in which such deposit has been made in respect of any such Debt Security ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405)

All payments of principal of (and premium, if any), and interest, if any, on any Debt Security that is payable in a Currency other than U.S. dollars that ceases to be used by its government of issuance shall be made in U.S. dollars. (Section 312)

Payment of Principal and Interest and Paying Agents

Unless otherwise specified in Section 301 of the trust indenture, principal (premium, if any) and interest, if any, on Debt Securities will be payable at an office or agency maintained by our company in New York, New York, except that at our option, interest, if any, may be paid by:

•	check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or

•	wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register. (Sections 307, 1001 and 1002)

Payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by our company for the Debt Securities may be established for each series of Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the trust indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Book-Entry Debt Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Debt Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Debt Securities, Debt Securities that are represented by a Global Security will be issued in denominations of US$1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.

Governing Law

The trust indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. The trust indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. (Section 111)

Enforceability of Civil Liabilities

We are a corporation incorporated under and governed by the Business Corporations Act (Ontario). Our controlling shareholder and some of our directors and officers, as well as certain of the experts named in this prospectus and the documents incorporated by reference into this prospectus, are residents of Canada and all or a substantial portion of their assets and a substantial portion of our assets are located outside of the United States. The trust indenture, as currently amended and supplemented, provides that we have designated our subsidiary, Thomson Holdings Inc., Metro Center, One Station Place, Stamford, Connecticut 06902, as our authorized agent for service of process in any suit, action or proceeding arising out of or relating to the trust indenture and the Debt Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in The City of New York, or

brought under United States federal or state securities laws or brought by the Trustee, and we have irrevocably submitted to the jurisdiction of such courts. (Section 113). However, it may be difficult for holders of Debt Securities to effect service within the United States upon our directors, controlling shareholder and officers and the experts named in this prospectus and any documents incorporated by reference into this prospectus who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicted upon civil liability under United States federal securities laws. We believe that a monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Definitions

Set forth below is a summary of certain of the defined terms used in the trust indenture. Reference is made to the trust indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

“Business Day,” when used with respect to any Place of Payment or any other location referred to in the trust indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London, England, hereunder, or in the Debt Securities, means, unless otherwise specified with respect to any Debt Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

“Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all outstanding shares of our company and the amount of consolidated surplus of our company and our Subsidiaries, whether paid in, earned, or otherwise, as such consolidated surplus is shown on the then most recent audited consolidated balance sheet of our company, determined in accordance with GAAP.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

“Guarantee” means any guarantee, indemnity or similar obligation.

“Material Subsidiary” means any Subsidiary of our company the sales of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the sales of our company and its consolidated Subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of our company, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of our company and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of our company, calculated in each case in accordance with GAAP.

“Subsidiary” means any corporation of which at the time of determination our company, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock of such corporation.

“Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in Section 905 of the trust indenture.

“Trust Indenture Legislation” means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the trust indenture, and at the date of the trust indenture means (i) in respect of Debt Securities offered solely in Canada and not concurrently in the United States, the applicable provisions of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time, and (ii) in respect of Debt Securities offered solely in the United States and not concurrently in Canada or offered concurrently in the United States and Canada, the Trust Indenture Act and regulations thereunder.

“Voting Stock” means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101)

PLAN OF DISTRIBUTION

We may sell the Debt Securities:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

We may sell Debt Securities at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The applicable prospectus supplement will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to our company from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered through the applicable prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may also sell Debt Securities directly at such prices and upon such terms as agreed to by our company and the purchaser or through agents designated by our company from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this prospectus is delivered will be named, and any commissions payable by our company to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby.

In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time. Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with our company to indemnification by our company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. These underwriters, dealers and agents may be customers of, engage in transactions with or perform services for our company in the ordinary course of business.

Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the Debt Securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. There may not be a trading market for the Debt Securities. See “Risk Factors.”

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)) of acquiring Debt Securities, including whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

A prospectus supplement will also describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for U.S. federal income tax purposes or containing any early redemption provisions or other special terms.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Debt Securities offered by this prospectus will be passed upon on behalf of our company by Torys LLP. As of November 14, 2007, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of our outstanding common shares. Certain partners and an associate of Torys LLP are assistant secretaries of our company and certain of our affiliates.

EXPERTS

The audited comparative consolidated financial statements for the year ended December 31, 2006 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-9 of which this prospectus is a part:

•	the documents listed in the fourth paragraph under “Where You Can Find More Information” in this prospectus;

•	consents of accountants, counsel and a financial advisor;

•	powers of attorney from our directors and officers;

•	the trust indenture dated November 20, 2001 and the eighth supplemental indenture dated September 20, 2005 relating to the Debt Securities; and

•	a statement of eligibility of Deutsche Bank Trust Company Americas as Trustee, on Form T-1.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Under the Business Corporations Act (Ontario), The Thomson Corporation (the “Company”) may indemnify a director or officer of the Company, a former director or officer of the Company or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity provided that the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Company or such other entity to obtain a judgment in its favor only with court approval. An individual is entitled to indemnification from the Company as a matter of right if the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfilled the conditions set forth above.

The by-laws of the Company provide that the Company shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and the heirs and legal representatives of such a person against all costs, charges, expenses and liabilities incurred while carrying out such acts, except as prohibited by law.

The by-laws of the Company further provide that the Company may, to the extent permitted by the Business Corporations Act (Ontario), purchase and maintain insurance for the benefit of any director or officer, a former director or officer or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor.

A contractual indemnity is provided by The Woodbridge Company Limited, the Company’s principal shareholder, which indemnifies, subject to certain exclusions, directors and officers of the Company for up to $100 million of losses as a result of claims against them in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provided by the Company pursuant to the Business Corporations Act (Ontario) and the by-laws of the Company.

In addition, the Company has entered into agreements with each of its directors which indemnify them to the maximum extent permitted by law.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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EXHIBITS

Exhibit
No.		Description

4.1		Annual information form dated March 1, 2007 for the year ended December 31, 2006 (incorporated by reference to the Company’s Form 40-F filed with the Securities and Exchange Commission on March 1, 2007)
4.2		Audited comparative consolidated financial statements as at and for the year ended December 31, 2006, together with the accompanying auditor’s report thereon (incorporated by reference to the Company’s Form 40-F filed with the Securities and Exchange Commission on March 1, 2007)
4.3		Management’s discussion and analysis for the audited comparative consolidated financial statements for the year ended December 31, 2006 (incorporated by reference to the Company’s Form 40-F filed with the Securities and Exchange Commission on March 1, 2007)
4.4		Management information circular dated March 15, 2007 relating to the Company’s annual and special meeting of shareholders held on May 2, 2007, (incorporated by reference to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 28, 2007)
4.5		Management information circular dated March 17, 2006 relating to the Company’s annual and special meeting of shareholders held on May 3, 2006, (incorporated by reference to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 29, 2006)
4.6		Unaudited comparative consolidated financial statements for the nine months ended September 30, 2007 (incorporated by reference to the Company’s Form 6-K furnished to the Securities and Exchange Commission on November 9, 2007)
4.7		Management’s discussion and analysis for the unaudited comparative consolidated financial statements for the nine months ended September 30, 2007 (incorporated by reference to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on November 9, 2007)
4.8		Material change report dated May 23, 2007 (incorporated by reference to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on May 23, 2007)
4.9		Amendment to material change report dated September 27, 2007 (incorporated by reference to the Company’s report on Form 6-K/A furnished to the Securities and Exchange Commission on September 27, 2007)
5.1		Consent of Torys LLP
5.2		Consent of PricewaterhouseCoopers LLP
5.3		Consent of Bear, Stearns & Co. Inc.
6	.1*	Powers of attorney (included on the signature pages of this Registration Statement as originally filed)
7	.1*	Trust Indenture dated November 20, 2001
7	.2*	Eighth Supplemental Indenture dated September 20, 2005
8.1		Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1

* Previously filed.

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information related to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2.	Consent to Service of Process

(a) The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Computershare Trust Company of Canada, a Trustee under the Trust Indenture, has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(c) Any change to the name or address of the agent for service of the Registrant or Computershare Trust Company of Canada, as a Trustee, shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on this 16th day of November 2007.

THE THOMSON CORPORATION

By:	/s/ Deirdre Stanley
Name: Deirdre Stanley
Title:  Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
* Richard J. Harrington	President, Chief Executive Officer and Director (principal executive officer)	November 16, 2007

* Robert D. Daleo	Executive Vice President, Chief Financial Officer and Director (principal financial officer)	November 16, 2007

* Linda J. Walker	Vice President, Controller and Chief Accounting Officer (principal accounting officer)	November 16, 2007

* David K.R. Thomson	Director	November 16, 2007

* W. Geoffrey Beattie	Director	November 16, 2007

* Ron D. Barbaro	Director	November 16, 2007

Mary A. Cirillo	Director

Steven A. Denning	Director

V. Maureen Kempston Darkes	Director

* Roger L. Martin	Director	November 16, 2007

III-2

Name	Title	Date

Vance K. Opperman	Director

* Michael J. Sabia	Director	November 16, 2007

* John M. Thompson	Director	November 16, 2007

* Peter J. Thomson	Director	November 16, 2007

* Richard M. Thomson	Director	November 16, 2007

* John A. Tory	Director	November 16, 2007

* By:	/s/ Deirdre Stanley Deirdre Stanley Attorney-in-Fact

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative in the United States of The Thomson Corporation, in the City of Stamford, State of Connecticut, on this 16th day of November 2007.

THOMSON HOLDINGS INC.

By:	/s/ Deirdre Stanley
Name: Deirdre Stanley
Title:  Senior Vice President and General Counsel

III-4

EXHIBIT INDEX

Exhibit
No.		Description

4.1		Annual information form dated March 1, 2007 for the year ended December 31, 2006 (incorporated by reference to the Company’s Form 40-F filed with the Securities and Exchange Commission on March 1, 2007)
4.2		Audited comparative consolidated financial statements as at and for the year ended December 31, 2006, together with the accompanying auditor’s report thereon (incorporated by reference to the Company’s Form 40-F filed with the Securities and Exchange Commission on March 1, 2007)
4.3		Management’s discussion and analysis for the audited comparative consolidated financial statements for the year ended December 31, 2006 (incorporated by reference to the Company’s Form 40-F filed with the Securities and Exchange Commission on March 1, 2007)
4.4		Management information circular dated March 15, 2007 relating to the Company’s annual and special meeting of shareholders held on May 2, 2007, (incorporated by reference to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 28, 2007)
4.5		Management information circular dated March 17, 2006 relating to the Company’s annual and special meeting of shareholders held on May 3, 2006, (incorporated by reference to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 29, 2006)
4.6		Unaudited comparative consolidated financial statements for the nine months ended September 30, 2007 (incorporated by reference to the Company’s Form 6-K furnished to the Securities and Exchange Commission on November 9, 2007)
4.7		Management’s discussion and analysis for the unaudited comparative consolidated financial statements for the nine months ended September 30, 2007 (incorporated by reference to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on November 9, 2007)
4.8		Material change report dated May 23, 2007 (incorporated by reference to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on May 23, 2007)
4.9		Amendment to material change report dated September 27, 2007 (incorporated by reference to the Company’s report on Form 6-K/A furnished to the Securities and Exchange Commission on September 27, 2007)
5.1		Consent of Torys LLP
5.2		Consent of PricewaterhouseCoopers LLP
5.3		Consent of Bear, Stearns & Co. Inc.
6	.1*	Powers of attorney (included on the signature pages of this Registration Statement as originally filed)
7	.1*	Trust Indenture dated November 20, 2001
7	.2*	Eighth Supplemental Indenture dated September 20, 2005
8.1		Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1

* Previously filed.